NEWS RELEASE

PARAMOUNT ENERGY TRUST CONFIRMS

SEPTEMBER 2006 DISTRIBUTION

Calgary, AB – September 20, 2006 (TSX – PMT.UN) - Paramount Energy Trust (“PET" or the “Trust”) is pleased to confirm that its distribution to be paid on October 16, 2006 in respect of income received by PET for the month of September 2006, for Unitholders of record on September 29, 2006, will be $0.20 per Trust Unit.  The ex-distribution date is September 27, 2006.  The September distribution brings cumulative distributions paid since the inception of the Trust to $9.824 per Trust Unit.

PET reduced its monthly distribution earlier this year to $0.20 with the July 2006 distribution following a significant drop in natural gas prices and remains cautious in its outlook with respect to near term natural gas prices given the persistent unprecedented high inventory of natural gas in North American gas storage.  PET reviews distributions on a monthly basis based on cash flow projections which incorporate PET’s base production forecasts, current hedges and physical forward natural gas sales, the forward market for natural gas prices, and the Trust’s capital spending program and projected production additions.  Future distributions are subject to change as dictated by changes in commodity price markets, operations and future business development opportunities.

Forward-Looking Information

This news release contains forward-looking information.  Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance.  Actual results could differ materially as a result of changes in PET’s plans, changes in commodity prices, general economic, market, regulatory and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

Paramount Energy Trust is a natural gas-focused Canadian energy trust.  PET’s Trust Units and Convertible Debentures are listed on the Toronto Stock Exchange under the symbol “PMT.UN”, “PMT.DB”, “PMT.DB.A” and “PMT.DB.B”, respectively.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 500, 630 – 4 Avenue SW  Calgary, Alberta, Canada  T2P 0J9

Telephone:  403 269-4400

Fax:  403 269-6336

Email:  info@paramountenergy.com

Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer Sue M. Showers Investor Relations and Communications Advisor